UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION					OMB Number:	3235-0101
Washington, D.C. 20549					Expires:	December 31, 2006
Estimated average burden
FORM 144					hours per response . . . . .	4.47

NOTICE OF PROPOSED SALE OF SECURITIES					SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.

ATTENTION:		Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
WORK LOCATION
Crystal River Capital, Inc.		20-2230150	001-32958

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
Three World Financial Center	200 Vesey Street, 10th floor	New York	NY	10281	(212)	549-8400

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS	STREET	CITY	STATE	ZIP CODE

Millennium Partners, L.P.	13-3521699	Non-Affiliate	c/o Millennium Management, L.L.C. 666 Fifth Avenue, 8th Floor, New York, NY 10103

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock, $.001 par value (“Common Stock”)	Merrill Lynch Professional Clearing Corp. 222 Broadway New York, NY 10038		200,000	$4,558,000 (09/28/2006)	25,023,500	9/29/2006	NYSE

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer's I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended
	(c)	Issuer's S.E.C. file number, if any			to be sold
	(d)	Issuer's address, including zip code		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate
	(e)	Issuer's telephone number, including area code			face amount)
				(d)	Aggregate market value of the securities to be sold as of a specified date within 10
2.	(a)	Name of person for whose account the securities are to be sold			days prior to the filing of this notice
	(b)	Such person's I.R.S. identification number, if such person is an		(e)	Number of shares or other units of the class outstanding, or if debt securities the face
		entity			amount thereof outstanding, as shown by the most recent report or statement
	(c)	Such person's relationship to the issuer (e.g., officer, director,			published by the issuer
		10% stockholder, or member of immediate family of any of the		(f)	Approximate date on which the securities are to be sold
		foregoing)		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(d)	Such person's address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (01-04)
TABLE I -- SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	100,000 shares on 03/09/05 100,000 shares on 03/18/05	Private Placement	Crystal River Capital, Inc.	200,000	100,000 shares on 03/14/05 100,000 shares on 3/23/05	Cash
INSTRUCTIONS:

If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:	ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all personswhose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

09/29/2006	/s/ David Nolan*

DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
*MILLENNIUM PARTNERS, L.P. By: Millennium Management, L.L.C. By: David Nolan Title: Executive Vice President SEC 1147 (01-04)